

September 26, 2011

Via E-mail
Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota 58701

Re: INREIT Real Estate Investment Trust
Amendment No. 3 to Form 10-12G
Filed July 14, 2011
Supplemental Response Received September 2, 2011
File No. 000-54295

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We await the filing of your amended Form 10 as represented in your previous responses.

Note 17 – Related Party Transactions, page 28

2.   We note your response to prior comment 3. We continue to question your policy of allocating 50% of the acquisition fee paid to your advisor to financing costs without regard to the amount of financing obtained. In future filings, please revise your accounting to only record direct costs incurred in connection with the issuance of debt as financing costs at the time of the acquisition of a property. It is not appropriate to allocate part of the acquisition fees to financing costs without considering the amount of financing obtained, if any, at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Joy Newborg, Esq.
        Via E-mail